UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: 0-12247

A.    Full title of the plan and the address of the plan, if different from that of the issue named below:

Savings Plan for the Subsidiaries of Southside Bancshares, Inc.

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Southside Bancshares, Inc.
1201 S. Beckham Avenue
Tyler, TX 75701

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the Savings Plan for the Subsidiaries of Southside Bancshares, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Savings Plan for the Subsidiaries of Southside Bancshares, Inc. (the Plan) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2017 and 2016, and the changes in its net assets available for benefits (modified cash basis) for the years then ended, on the basis of accounting as described in Note 2.

Modified Cash Basis of Accounting

As described in Note 2, the financial statements and supplemental schedule have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2014.
Dallas, Texas
June 28, 2018

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)

	Years Ended December 31,
	2017	2016
ASSETS
Investments:
Investments, at fair value	$22,466,475	$20,127,491
Fully benefit responsive investments, at contract value	197,031	377,541
Total investments	22,663,506	20,505,032
Receivables:
Notes receivable from participants	424,726	454,301

Net assets available for benefits	$23,088,232	$20,959,333

See Accompanying Notes to Financial Statements.

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)

	Years Ended December 31,
	2017	2016
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$1,991,996	$3,097,960
Dividend and interest income	300,945	382,343
Total investment income	2,292,941	3,480,303
Interest income from notes receivable from participants	17,537	14,881
Contributions:
Participant	2,549,849	1,858,173
Employer	415,963	396,712
Rollovers	975,573	1,431,704
Total contributions	3,941,385	3,686,589
Total additions	6,251,863	7,181,773

DEDUCTIONS:
Benefits paid to participants	4,074,313	1,950,303
Excess contributions returned to participants	13,158	—
Administrative expenses	35,493	11,227
Total deductions	4,122,964	1,961,530
Net increase	2,128,899	5,220,243

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	20,959,333	15,739,090
End of year	$23,088,232	$20,959,333

See Accompanying Notes to Financial Statements.

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Savings Plan for the Subsidiaries of Southside Bancshares, Inc. (the “Plan”) provides general information about the Plan's provisions. Southside Bancshares, Inc. (the “Company”) is the “Plan Sponsor” and Southside Bank is the “Plan Administrator”. Participants should refer to the plan document and summary plan description for a more complete description of the Plan's provisions, copies of which may be obtained from the Plan Sponsor.

General

The Plan is a salary deferral 401(k) defined contribution plan whereby eligible employees of the Company are permitted to make regular 401(k) deferrals and Roth 401(k) deferrals. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Administration

Principal Financial Group (the record-keeper) provides certain plan administrative and support services such as compliance testing, processing distribution/loan requests, and enrollment and transaction processing.

Eligibility

Beginning January 1, 2017, eligible employees may participate in the Plan after they have worked at least 30 days with the Company or a predecessor employer. Prior to January 1, 2017, the Plan allowed eligible employees to participate upon the completion of one year of service (at least 1,000 hours) and the attainment of age twenty-one. The participants would then enter the Plan on the first day of the Plan year or the first day of the seventh month of the Plan, whichever is coincident with or next following the date on which eligibility requirements were met.

Union employees, leased employees, independent contractors (even if later determined to be an employee), non-resident aliens, and any security officers hired after April 30, 2003 who are also employed on a full-time basis by any federal, state, county, or local law enforcement agency shall be excluded from participation in the Plan.

On November 30, 2017, the Company completed its acquisition of Diboll State Bancshares, Inc., a Texas corporation and the merger of Diboll's wholly owned subsidiary, First Bank & Trust East Texas (“FBTET”), headquartered in Diboll, Texas, with and into Southside Bank pursuant to an Agreement and Plan of Merger, dated as of June 12, 2017. The First Bank & Trust East Texas 401(k) Profit Sharing Plan (“terminated plan”) was terminated immediately prior to the effective time of the merger, at which time, FBTET was added as a predecessor employer to the Plan allowing service under the terminated plan to count as service with the Company. The terminated plan's assets were not under the Plan's control and are not included in the Plan's net assets as of December 31, 2017. Upon receipt of a favorable determination letter from the IRS, FBTET employees will have the option to roll their balance in the terminated plan to an individual retirement account (“IRA”), roll their balance to the Company's Plan or take a distribution.

Contributions

A participant may elect to make salary deferral contributions of his or her eligible compensation subject to certain maximum limitations imposed by the Internal Revenue Code. These elective deferral contributions may consist of both pre-tax and Roth 401(k) contributions; however, the combination of pre-tax and Roth contributions were limited to $18,000 for both 2017 and 2016.

Participants age 50 and over by the end of the plan year are permitted to make annual catch-up contributions. The catch-up contribution limit for both 2017 and 2016 was $6,000, making the total elective deferral limitation $24,000 for both 2017 and 2016.

After meeting the eligibility criteria, eligible participants are automatically enrolled to defer 5% of pay unless the participant chooses a different percentage or they choose not to defer. If a participant does not choose a different deferral percentage other than the automatic 5% (including zero), the deferral percentage will also be automatically increased each first day of each succeeding plan year by 1% up to a maximum deferral percentage of 10%. On January 1 of each plan year beginning January 1, 2017, all eligible participants who have not elected to defer at least 5% of pay will be automatically enrolled to defer 5% at which time they

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

can have the option to elect a different elective deferral amount, or opt-out. Prior to January 1, 2017, participants were required to make a voluntary election to participate in the plan.

The Company has an option to provide discretionary contributions (for employees hired after December 31, 2005) equal to a matching percentage which the Company, from time to time, deems advisable (50% for both 2017 and 2016).  In applying the matching percentage, only salary deferrals up to 5% of a participant’s eligible compensation will be used.  To receive the Company's discretionary matching contribution for a Plan year, if any, the participant must have made match-eligible contributions during the Plan year, completed 1,000 hours or more of service during the Plan year, must be employed by the Company on the last day of the Plan year (unless termination due to death, disability or attainment of normal retirement age), and must not be currently accruing a benefit under the Retirement Plan for the Subsidiaries of Southside Bancshares, Inc.

Rollover Contributions

A rollover contribution is an amount received from another plan or IRA. Under certain circumstances, participants may roll over an amount from another plan to this Plan. This amount comes from contributions made because of past participation in another plan. A rollover is allowed in cash and/or employer stock. A rollover may include an outstanding loan balance, if the participant were affected by a business event that results in a change of employer. A direct rollover may come from other qualified plans, tax sheltered annuity plans and governmental 457 plans. A participant rollover that was originally paid to the participant may come from other qualified plans, tax sheltered annuity plans, governmental 457 plans and traditional IRAs.

Vesting

Participants are immediately vested in their voluntary contributions and rollover contributions plus actual earnings thereon. Beginning January 1, 2017, vesting service means the sum of a participant’s periods of service. The cumulative periods of service begin when the participant starts working for the Company and or a predecessor employer and ends on the earlier of the date the participant stops working for the Company or the date the participant is absent from work one year. Any Plan year in which a participant was not an employee of the Company for a full year or is absent from work less than one year will count as a period of service for vesting purposes. Prior to January 1, 2017, participants were credited with one year of service if they worked 1,000 hours in a specified period.

Vesting in the Company matching contributions is based upon periods of service as indicated below:

Periods of Service	% Vested
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Participant Accounts

Each participant's account is credited with the participant's contribution and the Company’s matching contributions (if eligible) and allocations of plan earnings. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeited Accounts

Upon termination of employment, participants forfeit their nonvested balances. If a participant is rehired, the participant shall have the right to repay to the Plan the portion of the participant’s account which was previously distributed. In the event the

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

participant repays the entire distribution received from the plan, the Company shall restore the non-vested portion of the participant’s account. Unallocated forfeited balances as of December 31, 2017 and 2016 were $13,667 and $10,030, respectively. These balances will be used to reduce future employer contributions or expenses. During 2017, forfeited nonvested funds reduced Plan expenses by $22,285. In 2016, employer contributions and expenses were reduced by $1,915 and $4,606, respectively, by forfeited nonvested funds. No forfeited nonvested funds were used to reduce employer contributions during 2017.

Participant Investment Options

Participants are permitted to invest all contributions among only those investment alternatives made available under the Plan. Participants may elect to terminate their elective deferrals at any time. Modifications to participants’ deferral amounts are effective at the beginning of the next payroll period. Participants may change their investment options via phone or online access to Principal Financial Group in accordance with applicable procedures established by the plan administrator.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 ($750 prior to April 5, 2013) up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  The maximum repayment term of any loan is 5 years.  The $50,000 limit is reduced by the excess (if any) of (A) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date of which such loan was made, over (B) the outstanding loan balance of loans from the Plan on the date on which the loan was made.  A participant may not have more than one (three loans prior to August 20, 2014) loan outstanding at any point in time.  The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the Wall Street base rate at the date of issuance as determined by Principal Financial Group.  Principal and interest is paid ratably through payroll deductions over not more than 5 years.

In-service Withdrawals

Participants may be eligible for financial hardship withdrawals to pay medical expenses, the purchase of a residence, expenses of post-secondary higher education, or other eligible expenses. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (“IRS”) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal. The amount withdrawn cannot exceed the amount of the hardship, and participant contributions to the Plan are suspended for at least six months after obtaining a hardship withdrawal. Additionally, participants may withdraw any or all of the participant's vested account if the participant is at least 59 ½ and has not yet terminated employment with the Company. Beginning January 1, 2015, participants may also withdraw all or a portion of rollover contributions at any time.

Payment of Benefits

Upon separation of service with the Company, a participant whose vested account balance is equal to or less than $5,000 but more than $1,000 will receive a mandatory distribution paid directly to an eligible retirement plan unless the participant elects to receive an immediate lump-sum distribution equal to their vested account balance. For vested account balances less than $1,000, an immediate lump-sum distribution of the vested account balance will be paid to the participant. For vested account balances greater than $5,000, a participant is eligible for a distribution paid directly to an eligible retirement plan, a single lump sum payment, fixed period or fixed amount installment payments over a period of time, or partial payments. Cash and employer securities are forms of payment available under the Plan.

Administrative Expenses

Some Plan administrative expenses are paid by the Company. Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. Fees related to the administration of participants' notes receivable and distributions are charged directly to the participants.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100 percent vested in their accounts.

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. The modified cash basis of accounting is an acceptable alternative method of reporting under regulations issued by the Department of Labor. The carrying values of the Plan’s investments have been adjusted to fair value as stated below with the exception of the fully benefit responsive contract value investment. All other transactions are recorded on the cash basis.

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates that affect amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value except for fully benefit responsive investments at contract value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.

Investment contracts that meet the fully benefit responsive investment contract criteria are reported at contract value. Contract value is the relevant measure for fully benefit responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.

The Plan Administrator is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the investment value of the Plan’s investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the cash basis. Dividends are recorded on the payment date. Net appreciation or depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance. Interest income on notes receivable from participants is recorded when it is received. Related fees are recorded as administrative expense and are recorded when they are paid. No allowance for credit losses was recorded as of December 31, 2017 and 2016. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 3 - FAIR VALUE MEASUREMENTS
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs might include the following:

•	quoted prices for similar assets and liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in markets that are not active;

•	inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates, volatilities, prepayment speeds, credit risks, etc.); or

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.

Common Stock: Fair value measurement of common stock is based upon the closing price reported on the active market on which the individual securities are traded and is classified in Level 1 of the fair value hierarchy.

Mutual Funds and Money Market Funds: Mutual fund and Money Market fund net asset values (“NAVs”) are quoted in an active market and are classified in Level 1 of the fair value hierarchy.

Pooled Separate Accounts: Investments in pooled separate accounts are valued at the NAV of shares held by the Plan at year end as reported by the fund managers. NAV is used as a practical expedient for fair value.

Collective Investment Trusts: Investments in collective investment trusts are valued at the NAV as determined by using estimated fair value of the underlying assets held in the fund as reported by the investment manager of the trust. NAV is used as a practical expedient for fair value.

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

Investments measured at fair value on a recurring basis which are held directly by the Plan are summarized below:

December 31, 2017	Level 1	Level 2	Level 3	Total
Investments at fair value:
Mutual Funds	$1,269,358	$—	$—	$1,269,358
Common Stock	3,564,632	—	—	3,564,632
	$4,833,990	$—	$—	4,833,990

Collective Investment Trusts (1)				14,649,936
Pooled Separate Accounts (2)				2,982,549
Total investments at fair value				$22,466,475

December 31, 2016	Level 1	Level 2	Level 3	Total
Investments at fair value:
Mutual Funds	$1,620,575	$—	$—	$1,620,575
Common Stock	4,980,535	—	—	4,980,535
	$6,601,110	$—	$—	6,601,110

Collective Investment Trusts (1)				11,591,011
Pooled Separate Accounts (2)				1,935,370
Total investments at fair value				$20,127,491

(1) Collective Investment Trusts include Principal Trust Target Date Funds which invest in various types of investments, including underlying Principal Funds, and each is managed toward a particular target (retirement) date, or the approximate date a participant starts withdrawing money. Details of the Collective Investment Trusts held are listed in the accompanying supplemental Schedule of Assets (Held at End of Year). No transfer restrictions apply, except the Principal Trust 2060 Fund Z allows one transfer per 30 day period. Once the number of allowed transfers out is met, participants are not allowed to transfer back into this investment option until the holding period elapses. Contributions into the investment option are not impacted.

(2) Pooled Separate Accounts include various separate accounts with the objective to invest in debt and equity investments for current income and long-term growth. Details of the Pooled Separate Accounts held are listed in the accompanying supplemental Schedule of Assets (Held at End of Year). The investments allow one transfer per 30 day period. Once the number of allowed transfers out is met, participants are not allowed to transfer back into the investment option until the holding period elapses. Contributions into the investment option are not impacted.

NOTE 4 - TAX STATUS

The Plan has received a determination letter from the IRS dated May 7, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and therefore the related trust is exempt from taxation. Subsequent to the determinations by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan as amended and restated is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 5 - RELATED-PARTY TRANSACTIONS

At December 31, 2017 and 2016, the Plan held 105,838 and 132,215 shares of Southside Bancshares, Inc. common stock, respectively, with fair values of $3,564,632 and $4,980,535, respectively. During the years ending December 31, 2017 and 2016, cash dividends paid on Southside Bancshares, Inc. common stock were $250,866 and $354,610, respectively. Investments held at the Principal Financial Group as the trustee and record keeper are party-in-interest transactions. The Company pays the administrative fees to Principal Financial Group. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

NOTE 6 - RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available-for-benefits.

NOTE 7 - EXCESS CONTRIBUTIONS RETURNED TO PARTICIPANTS

During 2018, there were no excess contributions returned to participants for 2017 contributions made in excess of amounts allowed by the Internal Revenue Code. During 2017, $13,158 was returned to participants for 2016 contributions made in excess of amounts allowed by the Internal Revenue Code.

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available-for-benefits reflected by the accompanying financial statements to Schedule H of Form 5500 at December 31:

	2017	2016
Net assets available-for-benefits - financial statements	$23,088,232	$20,959,333
Employer match receivable	648,240	415,963
Net assets available-for-benefits - Form 5500	$23,736,472	$21,375,296

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

The following is a reconciliation of employer contributions per the financial statements to Schedule H of Form 5500 for the year ended December 31, 2017:

Employer contributions per the financial statements	$415,963
Prior year employer match receivable	(415,963)
Current year employer match receivable	648,240
Employer contributions per Schedule H of Form 5500	$648,240

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
PLAN No. 002 EIN 75-1848732
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2017

	Description of investment including maturity date, number of shares or units, rate of interest, collateral and par or maturity value
Identity of issue, borrower, lessor, or similar party			Current Value

Mutual Funds
American Funds New Perspective R6 Fund	2,805	shares	$121,091
American Funds New World R6	650	shares	43,469
Eagle MidCap Growth R6 Fund	3,543	shares	211,941
Franklin SmallCap Growth R6 Fund	9,480	shares	225,252
JP Morgan Disciplined Equity R6 Fund	8,693	shares	245,918
PIMCO Foreign Bond (Unhedged) I Fund	819	shares	8,235
PIMCO Real Return Asset Institutional Fund	2,674	shares	23,025
Vanguard US Value Investor Fund	18,949	shares	362,873
Vanguard Fed Money Market Investment	27,554	shares	27,554
Common Stock
* Southside Bancshares, Inc.	105,838	shares	3,564,632
Collective Investment Trusts
* Principal Trust (SM) Income Fund Z	8,420	shares	142,049
* Principal Trust (SM) Target 2010 Fund Z	89,311	shares	1,857,667
* Principal Trust (SM) Target 2015 Fund Z	50,276	shares	1,128,196
* Principal Trust (SM) Target 2020 Fund Z	83,679	shares	2,018,333
* Principal Trust (SM) Target 2025 Fund Z	74,698	shares	1,902,547
* Principal Trust (SM) Target 2030 Fund Z	112,296	shares	2,998,307
* Principal Trust (SM) Target 2035 Fund Z	32,724	shares	907,753
* Principal Trust (SM) Target 2040 Fund Z	48,772	shares	1,396,341
* Principal Trust (SM) Target 2045 Fund Z	31,262	shares	920,348
* Principal Trust (SM) Target 2050 Fund Z	23,913	shares	707,100
* Principal Trust (SM) Target 2055 Fund Z	13,512	shares	404,693
* Principal Trust (SM) Target 2060 Fund Z	18,591	shares	266,602
Pooled Separate Accounts
* Principal Diversified International Separate Account Z	2,631	shares	260,868
* Principal Global Diversified Income Separate Account Z	183	shares	2,412
* Principal Global Real Estate Securities Separate Account Z	3,724	shares	208,929
* Principal High Yield I Separate Account Z	3,972	shares	99,358
* Principal Income Separate Account Z	15,301	shares	247,468
* Principal LargeCap Growth I Separate Account Z	18,810	shares	552,363
* Principal LargeCap S&P 500 Index Separate Account Z	4,582	shares	615,428
* Principal MidCap S&P 400 Index Separate Account Z	6,713	shares	402,329
* Principal MidCap Value I Separate Account Z	3,136	shares	148,046
* Principal Real Estate Securities Separate Account Z	1,519	shares	20,803
* Principal SmallCap S&P 600 Index Separate Account Z	4,678	shares	295,798
* Principal SmallCap Value II Separate Account Z	4,038	shares	128,747
Investment Contract
* Principal Fixed Income Guaranteed Option	14,615	shares	197,031
Notes Receivable
* Participant loans	Varying maturity dates with interest rates of 3.25% to 4.25%		424,726
			$23,088,232
* Investment considered a party-in-interest transaction.

Exhibit Index

Incorporated by Reference
Exhibit Number	Exhibit Description	Filed Herewith	Exhibit	Form	Filing Date	File No.
(23)	Consents of Experts and Counsel
23	Consent of Independent Registered Public Accounting Firm	X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings Plan for the Subsidiaries of Southside Bancshares, Inc.

DATE:	June 28, 2018	BY:	/s/ Julie N. Shamburger
Julie N. Shamburger
Senior Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)
Southside Bancshares, Inc.